UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

ALCAN INC.

(Name of Subject Company (issuer))

ALCOA HOLDCO CANADA ULC

a wholly owned subsidiary of Alcoa Inc.

and

ALCOA INC.

(Name of Filing Persons (offerors))

COMMON SHARES

(Title of Class of Securities)

013716105

(CUSIP Number of Class of Securities)

Lawrence R. Purtell, Esq.

Executive Vice President and General Counsel

Alcoa Inc.

390 Park Avenue

New York, New York 10022-4608

(212) 836-2650

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Margaret L. Wolff

David Fox

Neil P. Stronski

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,952,481,140	$704,642
*

Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 379,365,408 shares of Alcan common stock (the sum of (x) 367,434,803 Alcan Common Shares outstanding as of February 26, 2007 and (y) 11,930,605 Alcan Common Shares issuable upon the exercise of outstanding options, warrants and other convertible securities and awards as of December 31, 2006 (each as reported in the Annual Report on Form 10-K of Alcan Inc. for the year ended December 31, 2006)) and (ii) the average of the high and low sales prices of Alcan Common Shares as reported on the Toronto Stock Exchange on May 4, 2007 (Cdn$66.97)(equivalent to $60.50 based on the May 4, 2007 Bank of Canada Noon Rate).

**	The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$22,156	Filing Party:	Alcoa Inc.
Form or Registration No.:	Form S-4 (333-142669)	Date Filed:	May 7, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	going-private transaction subject to Rule 13e-3

☐	issuer tender offer subject to Rule 13e-4

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 7, 2007, as amended by Amendment No. 1 thereto filed on May 8, 2007, Amendment No. 2 thereto filed on May 10, 2007 and Amendment No. 3 thereto filed on May 14, 2007 (as amended, the “Schedule TO”), by Alcoa Inc., a Pennsylvania corporation (“Alcoa”), and Alcoa Holdco Canada ULC, an unlimited liability company organized under the laws of the Province of Nova Scotia, Canada and a wholly owned subsidiary of Alcoa (together with Alcoa, the “Offerors”), relating to the offer (the “Offer”) by the Offerors to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal, Notice of Guaranteed Delivery and other documents disseminated therewith, each issued and outstanding common share of Alcan Inc., a corporation organized under the laws of Canada (“Alcan”), together with the associated rights (the “Alcan Rights” and, together with the common shares of Alcan, the “Alcan Common Shares”) issued and outstanding under Alcan’s Shareholder Rights Agreement for U.S.$58.60 (equivalent to Cdn$64.86 based on the May 4, 2007 Bank of Canada Noon Rate) net per share in cash (less any applicable withholding taxes and without interest), plus 0.4108 of a share of Alcoa common stock, par value $1.00 per share. Capitalized terms used and not otherwise defined in this Amendment No. 4 shall have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

On May 7, 2007, the Offerors filed a registration statement on Form S-4, of which the Offer to Purchase constitutes the Prospectus.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, Notice of Guaranteed Delivery and other documents disseminated therewith, including all appendices, amendments and supplements thereto, is incorporated by reference in response to Items 1 through 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(xv)

Advertisement published on May 12, 2007 in La Presse, the Montreal Gazette, Le Soleil, Le Nouvelliste and Le Quotidien (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 14, 2007).

(a)(5)(xvi)

Advertisement published on May 12, 2007 in La Presse, the Montreal Gazette, Le Soleil, Le Nouvelliste and Le Quotidien (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 14, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALCOA INC.

By:	/s/ LAWRENCE R. PURTELL
Name:	Lawrence R. Purtell
Title:	Executive Vice President and General Counsel

ALCOA HOLDCO CANADA ULC

By:	/s/ LAWRENCE R. PURTELL
Name:	Lawrence R. Purtell
Title:	Secretary

Dated: May 14, 2007

EXHIBIT INDEX

(a)(5)(xv)

Advertisement published on May 12, 2007 in La Presse, the Montreal Gazette, Le Soleil, Le Nouvelliste and Le Quotidien (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 14, 2007).

(a)(5)(xvi)

Advertisement published on May 12, 2007 in La Presse, the Montreal Gazette, Le Soleil, Le Nouvelliste and Le Quotidien (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 14, 2007).